FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized-Capital Publicly-Held Corporation
Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001 -56
Company Number at the Commercial Registry (NIRE) 35.300.089.901

MINUTES OF THE MEETING HELD BY THE BOARD OF DIRECTORS ON FEBRUARY 19, 2010

1. DATE, TIME AND PLACE: On the nineteenth day of February, 2010, at 2 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, in the city Capital of São Paulo State.

2. MEETING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3. CALL NOTICE AND ATTENDANCE: Call notice duly served under Section 15 of the Company’s Bylaws.

4. AGENDA: Homologation of Company capital.

5. RESOLUTIONS: Beginning the works, the Directors examined the item on the Agenda and resolved, by majority vote, considering that: (i) on January 7, 2010, four million, six hundred fifty thousand six hundred eighty-five (4,650,685) preferred shares class B (“PNB”) were converted into a same number of preferred shares class A (“PNA”), according to the Notice to the Market released on December 30, 2009; (ii) on February 9, 2010, one hundred thirty-seven thousand and fourteen (137,014) PNA treasury shares were converted into a same number of PNB shares, as a consequence of the auction held for the Public Offer of Shares of Globex Utilidades S.A., according to the Notice to the Market released on February 9, 2010; and (iii) on February 17, 2010 eighty-two thousand, two hundred nine (82,209) PNB shares were converted into a same number of PNA shares, according to the Notice to the Market released on February 9, 2010; homologate the Company’s corporate capital at five billion three hundred seventy-four million, seven hundred fifty thousand, six hundred forty-eight Reals and eighteen cents (R$ 5,374,750,648.18), fully paid in and divided into two hundred fifty-four million eight hundred fifty-one thousand nine hundred eighty-eight (254,851,988) shares with no par value, divided into ninety-nine million, six hundred seventy-nine thousand eight hundred fifty-one (99,679,851) common shares, one hundred forty-eight million four hundred seventy-four thousand one hundred ninety-eight (148,474,198) PNA shares and six million, six hundred ninety-seven thousand, nine hundred thirty-nine (6,697,939) PNB shares.

APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed by all present. São Paulo, February 19, 2010. Abilio dos Santos Diniz, Chairman; Renata Catelan P. Rodrigues, Secretary. Directors Present: Abilio dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Fábio Schvartsman, Pedro Chermont e Guilherme Affonso Ferreira. Guest: Samuel Elia. A summary of the minutes was drafted on the relevant book, under Paragraph 3, of Section 130 of Law no. 6,404/76, as amended.

This is a true copy of its original

Renata Catelan P. Rodrigues
Secretary

2

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 02, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Operating Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.